EXHIBIT 10.1

DEVELOPMENT AND COLLABORATION AGREEMENT

This Development and Collaboration Agreement (this “Agreement”) is entered into as of July 31, 2026 (the “Effective Date”), by and between Splash Beverage Group, Inc., a corporation duly organized and existing under the laws of the State of Nevada, listed on the NYSE American (NYSE American: SBEV), with its principal office at 1314 East Las Olas Boulevard, Suite 221, Fort Lauderdale, Florida 33301 (“Splash” or “SBEV”); and Lupvindol Biosciences Ltd., a private corporation organized and existing under the laws of Wyoming, with its principal office at __________ (“Lupvindol” or the “Company”). Splash and Lupvindol are each referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

A. Splash is a publicly traded beverage and consumer products company listed on the NYSE American (ticker: SBEV) and is engaged in the business of developing, marketing, and commercializing consumer products. Splash is also the licensee under that certain Exclusive License Agreement dated July 6, 2026, by and between Argent Biopharma Limited (ACN 637 530 498), a company organized under the laws of the Commonwealth of Australia (ASX: RGT) (“RGT” or “Argent”), and Splash (the “License Agreement”), pursuant to which Splash holds an exclusive license to develop, commercialize, and sell the Licensed Product (as defined therein) in the Territory.

B. Lupvindol is a Wyoming private corporation engaged in pharmaceutical and bioscience product development, with particular expertise in cannabinoid-based therapeutics and U.S. FDA regulatory pathways for veterinary products.

C. RGT has developed CannEpil®, a proprietary pharmaceutical-grade compounded isolated cannabinoid formulation comprising cannabidiol (“CBD”) and tetrahydrocannabinol (“THC”) isolates in a liquid solution, manufactured under European Union Good Manufacturing Practice (“EU-GMP”) standards. CannEpil® was originally developed for the treatment of drug-resistant epilepsy in humans and has been assigned an Investigational New Drug number by the FDA.

D. The field of use under the License Agreement has been expanded by amendment to include veterinary purposes, and the royalty payable to RGT under the License Agreement has been adjusted to ten percent (10%) of Net Revenue (as defined in the License Agreement) for the veterinary field of use.

E. The Parties desire to collaborate to advance CannEpil® as a cannabinoid-based Investigational Veterinary Product (“IVP”) through the U.S. Food and Drug Administration’s (“FDA”) Center for Veterinary Medicine Investigational New Animal Drug (“INAD”) and Conditional Approval pathway toward a marketable new drug for veterinary applications in companion-animal oncology and chronic pain management.

F. The Parties intend that Lupvindol will lead product development and all FDA regulatory activities, and that Splash will provide milestone funding and commercial and capital-markets support, all on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations, and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1 - DEFINITIONS

As used in this Agreement, the following capitalized terms shall have the meanings ascribed to them below. Capitalized terms used but not defined in this Article 1 shall have the meanings ascribed to them elsewhere in this Agreement.

“Affiliate” means, with respect to a Party, any entity that directly or indirectly controls, is controlled by, or is under common control with such Party. For purposes of this definition, “control” means the direct or indirect ownership of fifty percent (50%) or more of the outstanding voting securities of an entity, or the power to direct or cause the direction of the management and policies of such entity, whether through ownership of securities, by contract, or otherwise.

“Applicable Laws” means all applicable federal, state, local, and foreign laws, statutes, ordinances, rules, regulations, guidance documents, orders, judgments, decrees, and directives of any Governmental Authority, including without limitation the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), the Controlled Substances Act (21 U.S.C. § 801 et seq.), the Securities Act of 1933, the Securities Exchange Act of 1934, and all rules and regulations promulgated thereunder.

“Business Day” means any day other than a Saturday, Sunday, or a day on which banking institutions in New York, New York are authorized or required by law to be closed.

“CannEpil” means the proprietary pharmaceutical-grade compounded isolated cannabinoid formulation marketed under the brand name CannEpil®, comprising CBD and THC isolates in a liquid solution, manufactured under EU-GMP standards, together with any improvements, line extensions, dosage form modifications, or reformulations thereof developed during the Term for veterinary application in companion-animal oncology and chronic pain management.

“CannEpil Intellectual Property” means the Intellectual Property (as defined in the License Agreement) owned or controlled by RGT and licensed to Splash under the License Agreement, including all Patents, Trademarks, Know-How, copyrights, regulatory filings, and other intellectual property rights relating to CannEpil.

“Change of Control” means, with respect to a Party: (a) the acquisition by any Person or group of Persons (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) of beneficial ownership of more than fifty percent (50%) of the outstanding voting securities of such Party; (b) the consummation of a merger, consolidation, reorganization, or similar transaction involving such Party, unless the holders of the voting securities of such Party immediately prior to such transaction hold more than fifty percent (50%) of the voting securities of the surviving or resulting entity immediately following such transaction; or (c) the sale, transfer, or other disposition of all or substantially all of the assets of such Party to a third party.

“Collaboration” has the meaning set forth in Section 2.1.

“Conditional Approval” means conditional approval of the Product as a new animal drug by the FDA pursuant to Section 571 of the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 360ccc) and 21 C.F.R. Part 516.

“Confidential Information” has the meaning set forth in Section 9.1.

“Effective Date” has the meaning set forth in the preamble to this Agreement.

“FDA” means the United States Food and Drug Administration, including the Center for Veterinary Medicine, or any successor agency thereto.

“Field of Use” means the development, manufacture, commercialization, marketing, distribution, and sale of the Product for veterinary applications in companion-animal oncology and chronic pain management, including as an adjunctive or add-on therapy.

“Force Majeure Event” means any event beyond a Party’s reasonable control, including natural disasters, acts of God, war, terrorism, civil unrest, government actions, epidemics, pandemics, labor disputes, supply chain disruptions, embargoes, sanctions, fire, flood, earthquake, power failure, or any order, decree, or action by any Governmental Authority that prevents performance.

“GAAP” means United States Generally Accepted Accounting Principles as in effect from time to time, applied on a consistent basis.

“Governmental Authority” means any federal, state, local, or foreign government or political subdivision thereof, or any agency, authority, bureau, commission, department, official, or instrumentality of any such government or political subdivision, or any court, tribunal, or arbitrator of competent jurisdiction, or any self-regulatory organization.

“INAD” means an Investigational New Animal Drug application or file opened with the FDA Center for Veterinary Medicine pursuant to 21 C.F.R. Part 511, including any supplements or amendments thereto.

“Intellectual Property” means, collectively: (a) all patents and patent applications; (b) all trademarks, service marks, trade names, and trade dress; (c) all copyrights; (d) all trade secrets and Know-How; (e) all regulatory filings, submissions, and approvals; and (f) all other intellectual property and proprietary rights of any kind or nature, in each case that relate to, cover, or are used or useful in connection with the Product.

“IVP” means the Investigational Veterinary Product being advanced through the FDA Center for Veterinary Medicine INAD and Conditional Approval pathway, based on CannEpil for veterinary applications in companion-animal oncology and chronic pain management.

“Joint Steering Committee” or “JSC” has the meaning set forth in Section 6.1.

“Know-How” means all trade secrets, unpatented inventions, data (including preclinical data, clinical data, pharmacological data, toxicological data, pharmacokinetic data, and chemical and manufacturing data), formulas, compositions, processes, techniques, methods, protocols, specifications, information, and results, whether or not patentable, that relate to the Product.

“License Agreement” means that certain Exclusive License Agreement dated July 6, 2026, by and between Argent Biopharma Limited (RGT) and Splash, as the same may be amended, supplemented, or restated from time to time.

“Medical Technology” has the meaning set forth in Section 7.1.

“Net Sales” means the gross revenues actually received by Splash, its Affiliates, or their sublicensees from commercial sales of the Product to unaffiliated third parties in bona fide, arm’s-length transactions, less only the following deductions to the extent directly attributable to the Product and actually incurred: (a) customary trade, quantity, and cash discounts, rebates, and chargebacks; (b) credits or allowances for returns; (c) freight, shipping, insurance, customs duties, and sales, use, or excise taxes directly imposed on the sale; and (d) amounts actually written off as uncollectible in accordance with GAAP. For clarity, deductions shall not be duplicated, and no single item shall be deducted under more than one category. Transfer prices between Splash and its Affiliates shall not be included in Net Sales; only the end sale to an unaffiliated third party shall be counted.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, association, unincorporated organization, Governmental Authority, or other entity.

“Product” means the new animal drug developed from CannEpil for veterinary applications in companion-animal oncology and chronic pain management pursuant to this Agreement, including all formulations, presentations, and dosage forms thereof.

“Product Development Plan” means the comprehensive plan for the development of the Product through the FDA INAD and Conditional Approval pathway, including the protocols, studies, timelines, and milestones required by the FDA, as may be amended from time to time with the approval of the Joint Steering Committee.

“Project Phases” means the phases of development set forth in the Product Development Plan, as may be amended from time to time by mutual written agreement of the Parties or with the approval of the Joint Steering Committee.

“Regulatory Approval” means any and all approvals, authorizations, registrations, licenses, clearances, and permits granted by the FDA or any other Governmental Authority that are necessary or required for the development, manufacture, use, marketing, distribution, offer for sale, sale, or commercialization of the Product in the Territory, including Conditional Approval.

“Territory” means all countries and jurisdictions worldwide.

“Z-Submission” means the submission to the FDA that represents the inflection point of the program, at which meaningful visibility into the likelihood of a licensing transaction with a large veterinary pharmaceutical partner exists, and at which such a partner may step in ahead of Conditional Approval.

ARTICLE 2 - FORMATION AND PURPOSE OF THE COLLABORATION

2.1 Formation. The Parties hereby establish a collaborative arrangement (the “Collaboration”) on the terms and conditions set forth in this Agreement. The Collaboration shall not constitute a separate legal entity, partnership, joint venture, or corporation, and neither Party shall have the authority to bind the other except as expressly set forth herein. The Parties may, upon mutual written agreement, elect to form a separate legal entity to house the Collaboration at a future date, in which case they shall negotiate in good faith the terms of formation, governance, and capitalization of such entity.

2.2 Purpose. The sole purpose of the Collaboration is to advance CannEpil as a cannabinoid-based Investigational Veterinary Product through the FDA Center for Veterinary Medicine INAD and Conditional Approval pathway toward the development of the Product within the Field of Use and the Territory. The Collaboration shall not engage in any activities outside of the Field of Use without the prior written consent of both Parties.

2.3 Scope. The scope of the Collaboration shall be limited to: (a) obtaining and maintaining an INAD with the FDA Center for Veterinary Medicine; (b) developing and executing a Product Development Plan acceptable to the FDA; (c) conducting all preclinical and clinical studies required for Conditional Approval; (d) filing for and obtaining Conditional Approval of the Product; and (e) supporting commercialization and licensing efforts for the Product within the Territory.

2.4 Relationship to License Agreement. The Parties acknowledge that Splash holds rights to CannEpil pursuant to the License Agreement and that the field of use under the License Agreement has been expanded to include veterinary purposes. Lupvindol’s right to use and reference the CannEpil Intellectual Property and Medical Technology is set forth in Section 7.5. Nothing in this Agreement shall limit, modify, or supersede the License Agreement except as expressly stated herein.

2.5 Precedence. This Agreement is intended to function as the comprehensive set of operating conditions regarding the Parties’ collaborative business relationship with respect to the Collaboration. Service-specific requirements, together with specific business terms and conditions, shall be as set forth in any exhibits or schedules attached hereto or added by mutual written agreement of the Parties. In the event of any conflict between the body of this Agreement and any exhibit or schedule, the body of this Agreement shall control unless the exhibit or schedule expressly states otherwise.

ARTICLE 3 - CONTRIBUTIONS AND RESPONSIBILITIES OF THE PARTIES

3.1 Lupvindol’s Contributions and Responsibilities. Lupvindol shall be responsible for the following:

(a) Leading all product development and FDA regulatory tasks, assignments, and submissions, including the preparation and submission of the INAD application, the Product Development Plan, all relevant FDA correspondence, and the Conditional Approval submission;

(b) Co-leading protocol design and conducting or overseeing all studies required for the program, including any pilot studies, pivotal studies, and supplemental studies requested by the FDA;

(c) Absorbing and paying the annual FDA sponsor fee (currently approximately $165,441 per year) associated with the Product through Conditional Approval, unless the INAD sponsorship is transferred to another party with the mutual written consent of the Parties;

(d) Providing qualified scientific and regulatory personnel with relevant expertise in FDA Center for Veterinary Medicine submissions and cannabinoid-based therapeutics;

(e) Maintaining all records and documentation required by the FDA in connection with the INAD and Conditional Approval pathway;

(f) Providing quarterly written progress reports to Splash in accordance with Section 5.2; and

(g) Supporting all regulatory filings made in connection with this Agreement and reasonably cooperating with Splash in furtherance of the purpose of the Collaboration.

3.2 Splash’s Contributions and Responsibilities. Splash shall be responsible for the following:

(a) Providing the milestone funding set forth in Article 4 on the terms and at the times specified therein;

(b) Funding any pilot study required by the FDA at an estimated cost of $100,000 to $250,000, the final amount to be determined based on FDA feedback and mutually agreed by the Parties;

(c) Providing commercial and capital-markets support for the Collaboration, including investor relations and public communications as permitted under applicable securities laws;

(d) Supporting commercialization and licensing efforts, including outreach to potential veterinary pharmaceutical licensing partners;

(e) Making available to the Collaboration the CannEpil Intellectual Property licensed to Splash under the License Agreement for the Field of Use; and

(f) Supporting all regulatory filings made in connection with this Agreement and reasonably cooperating with Lupvindol in furtherance of the purpose of the Collaboration.

3.3 Cooperation. The Parties shall work together in good faith on investor relations, public communications, and capital-markets support for the Collaboration. Each Party shall use commercially reasonable efforts to support the other Party in fulfilling its respective obligations under this Agreement.

3.4 Marketing. The Parties agree to use commercially reasonable efforts to develop the Product. Upon FDA approval (whether Conditional Approval or Full Approval), Splash shall have lead responsibility for commercialization strategy, including the decision, in Splash’s sole direction, whether to partner with a third-party licensee or to directly market and commercialize the Product within the Territory. Within ninety (90) days following FDA approval, the Parties shall develop and agree upon a written commercialization plan setting forth proposed timelines, marketing activities, and resource allocations. Lupvindol shall reasonably support Splash’s commercialization efforts, including by providing technical and regulatory information reasonably requested by Splash or any prospective licensing partner. Any licensing, distribution, or commercialization agreement with a third party shall be subject to Splash’s prior written approval, and Splash shall have the right to lead negotiations with prospective partners. Splash shall keep Lupvindol reasonably informed of commercialization activities and progress through quarterly written reports.

ARTICLE 4 - COMPENSATION AND MILESTONE PAYMENTS

4.1 Milestone Payments. In consideration for the rights granted and the development and regulatory services performed by Lupvindol, Splash shall pay to Lupvindol the milestone payments set forth below (collectively, the “Compensation”). Upon achievement of each milestone, Lupvindol shall deliver to Splash written notice thereof, together with reasonable supporting documentation demonstrating such achievement. Splash shall have fifteen (15) Business Days following receipt of such notice and documentation to review and either (a) accept the milestone achievement in writing, or (b) dispute the milestone achievement by written notice specifying in reasonable detail the basis for such dispute. If Splash does not deliver a written dispute notice within such fifteen (15) Business Day period, the milestone shall be deemed accepted. Each payment shall be due and payable within thirty (30) days after the earlier of (i) Splash’s written acceptance of the milestone achievement, (ii) the deemed acceptance described above, or (iii) resolution of any dispute in accordance with Article 18. Any dispute regarding milestone achievement shall be resolved in accordance with Article 18, and no payment shall be due with respect to a disputed milestone until such dispute is resolved. Splash’s rights under Section 4.9 (Audit Rights) shall apply to milestone achievement determinations.

Milestone	Payment to Lupvindol
Upfront (upon execution of this Agreement)	$95,000
FDA INAD Opened	$75,000
Product Development Plan completed	$65,000
Z-Submission (inflection point)	$125,000
Conditional Approval submission filed	$250,000
Final (Conditional) Approval granted or earlier licensing transaction	$500,000 + 4% royalty on Net Sales (or equity election)

4.2 Inflection Point. The Parties acknowledge that the Z-Submission stage represents the natural inflection point of the program. Within thirty (30) days following the Z-Submission, Lupvindol shall deliver to Splash a written status report (the “Inflection Point Report”) that includes: (a) a summary of the regulatory status of the Product and feedback received from the FDA; (b) a detailed assessment of the likelihood and anticipated timeline for Conditional Approval; (c) a summary of all discussions with prospective licensing partners and the status of any ongoing negotiations; and (d) Lupvindol’s good-faith assessment of the commercial prospects for the Product. Within fifteen (15) Business Days following receipt of the Inflection Point Report, the Parties shall meet (in person or by videoconference) to review the report and discuss the path forward. Following such meeting, Splash shall have the right, in Splash’s sole discretion, exercisable by written notice within thirty (30) days thereafter, to either: (i) continue the program on the existing terms; (ii) propose revised milestone payment timing or amounts, subject to good-faith negotiation by the Parties; or (iii) terminate this Agreement pursuant to Section 10.5(b), in which case the termination consequences set forth in Section 10.8 shall apply. No engagement or negotiation with any prospective licensing partner shall proceed beyond preliminary discussions without Splash’s prior written approval.

4.3 Pilot Study. A pilot study may be required depending on FDA feedback. If the FDA requires a pilot study, Lupvindol shall promptly notify Splash in writing and, within thirty (30) days thereafter, deliver to Splash a detailed written proposal (the “Pilot Study Proposal”) that includes: (a) a summary of the FDA feedback requiring the study; (b) a proposed study protocol; (c) identification of proposed principal investigators and contract research organizations; (d) an itemized budget; and (e) a proposed timeline for study completion. Splash shall have thirty (30) days following receipt of the Pilot Study Proposal to review and either (i) approve the proposal in writing, (ii) request modifications to the protocol, vendors, or budget (which the Parties shall negotiate in good faith), or (iii) elect to terminate this Agreement pursuant to Section 10.5(b), in which case the termination consequences set forth in Section 10.8 shall apply. Splash’s funding obligation for the pilot study shall not exceed Two Hundred Fifty Thousand Dollars ($250,000) (the “Pilot Study Cap”). Any costs exceeding the Pilot Study Cap shall be borne solely by Lupvindol. If the Pilot Study Proposal indicates that the anticipated study cost will exceed the Pilot Study Cap, Lupvindol shall identify in the proposal how it will fund the excess amount. Splash shall have the right to approve the study protocol, principal investigators, and any contract research organization engaged for the study (such approval not to be unreasonably withheld). Lupvindol shall provide Splash with monthly written progress reports during the conduct of the pilot study and shall promptly notify Splash of any material deviation from the approved protocol, budget, or timeline.

4.4 Royalty; Equity Election. Upon the grant of Final (Conditional) Approval of the Product, or upon the closing of an earlier licensing transaction for the Product, Splash shall pay to Lupvindol the sum of Five Hundred Thousand Dollars ($500,000), together with an ongoing royalty equal to four percent (4%) of Net Sales of the Product (the ”Royalty”). In lieu of the Royalty, Lupvindol may elect to receive shares of Splash common stock, subject to the following conditions: (a) Lupvindol must exercise such election, if at all, by written notice to Splash within sixty (60) days of achieving the triggering milestone; (b) any such issuance shall be subject to approval by the Splash Board of Directors and compliance with all applicable NYSE American listing requirements, including, if applicable as determined by Splash, approval of the shareholders of Splash pursuant to NYSE American rules; (c) the shares shall be valued based on the greater of (1) the volume-weighted average trading price of Splash common stock on the NYSE American (or any successor exchange or trading market) for the five (5) trading days immediately preceding the date of Lupvindol’s election notice and (2) the minimum price at which a share of common stock may be issued in connection with this Agreement in accordance with the rules of the NYSE American; and (d) the issuance shall be subject to compliance with all applicable securities laws, and Lupvindol shall be required to provide to Splash such further agreement, documents and information as is reasonably requested by Splash and its counsel in connection therewith. If the Parties are unable to agree on the definitive terms of such an issuance within ninety (90) days following Lupvindol’s election notice, or if any of the conditions set forth above are not satisfied, Lupvindol’s election shall be deemed withdrawn and Lupvindol shall be entitled to receive the Royalty in cash payment instead. The Royalty obligation shall terminate upon the tenth (10th) anniversary of the first commercial sale of the Product. Any shares of common stock issued to Lupvindol shall be subject to a lock-up period of four (4) months from the date of issuance, during which Lupvindol may not, and Lupvindol covenants and agrees not to, sell, transfer, hypothecate, pledge or otherwise dispose of or encumber such shares without Splash’s prior written consent.

4.5 Royalty Payment Terms. Royalty payments shall be calculated quarterly and paid within thirty (30) days after the end of each calendar quarter, accompanied by a written report in reasonable detail setting forth the calculation of Net Sales for that period, including gross revenues, applicable deductions, and the resulting royalty payment due.

4.6 FDA Sponsor Fee. Lupvindol shall absorb and pay the annual FDA sponsor fee (including any increases thereto) associated with the Product through Conditional Approval, unless the INAD sponsorship is transferred to another party with the mutual written consent of the Parties. Lupvindol shall provide Splash with written confirmation of payment of the FDA sponsor fee within ten (10) Business Days after each such payment is made. If Lupvindol fails to pay any FDA sponsor fee when due, Splash may (but shall not be obligated to), upon written notice to Lupvindol, pay such fee directly to the FDA on Lupvindol’s behalf, and any amount so paid shall be credited against the next milestone payment(s) otherwise due to Lupvindol under this Agreement. Failure by Lupvindol to pay the FDA sponsor fee when due shall constitute a material breach of this Agreement. Following Conditional Approval, responsibility for ongoing FDA fees shall be allocated as mutually agreed by the Parties in writing.

4.7 Payment Method. All payments shall be made in U.S. Dollars by wire transfer in immediately available funds to the account(s) designated in writing by Lupvindol. Lupvindol shall provide Splash with written wire transfer instructions no later than five (5) Business Days prior to the first payment due date.

4.8 Late Payments. Unpaid undisputed amounts shall accrue interest at the lesser of one-half percent (0.5%) per month or the maximum rate permitted by applicable law, from the date due until paid in full.

4.9 Audit Rights. Lupvindol shall have the right, at its own expense and upon at least fifteen (15) Business Days’ prior written notice, to inspect and audit the relevant books, records, and supporting documentation of Splash relating to the calculation of Net Sales and the milestone payments, no more than once per calendar year, during normal business hours. Any underpayment identified in such audit exceeding five percent (5%) of the amount due shall be promptly paid by Splash with interest at the Secured Overnight Financing Rate (SOFR), together with the reasonable documented cost of the audit. All audit information shall be treated as Confidential Information of Splash and may only be used to verify payment compliance under this Agreement. Splash shall have reciprocal audit rights with respect to any costs or expenses for which Lupvindol seeks reimbursement under this Agreement.

4.10 GAAP. All calculations of revenues, deductions, and Net Sales shall be made in accordance with GAAP, applied on a consistent basis and supported by detailed documentation.

4.11 Taxes. Each Party is responsible for its own taxes. Payments to Lupvindol shall be made without deduction except as required by law, in which case Splash shall deduct and withhold such taxes, remit them to the appropriate authority, and provide Lupvindol with evidence of payment. Lupvindol shall be entitled to seek refunds or credits for such withheld taxes in its own name.

ARTICLE 5 - SERVICE REVIEW AND PROJECT PHASES

5.1 Service Reviews. The Parties agree to conduct regular service development reviews in accordance with the milestones and timelines set forth in the Product Development Plan, to ensure their mutual satisfaction with performance under this Agreement. Upon reasonable notice, the Parties agree to meet at a mutually agreeable time and location (including virtually) to review and discuss the status of the development of the Product. The Parties further agree to promptly meet at the request of either Party with respect to any material issues a Party may have with the performance of the other Party.

5.2 Reporting. Lupvindol shall provide Splash with quarterly written progress reports within thirty (30) days after the end of each calendar quarter, setting forth in reasonable detail: (a) the status of all regulatory activities; (b) study progress and results; (c) anticipated timelines for upcoming milestones; (d) any material communications with the FDA; and (e) any issues or risks that may affect the timeline or likelihood of Regulatory Approval.

ARTICLE 6 - GOVERNANCE AND MANAGEMENT

6.1 Joint Steering Committee. Within thirty (30) days after the Effective Date, the Parties shall establish a Joint Steering Committee (“JSC”) to oversee and coordinate the activities of the Collaboration. The JSC shall consist of an equal number of representatives from each Party, with a minimum of two (2) representatives per Party. Each Party shall designate its initial JSC representatives by written notice to the other Party. Each Party may replace any of its JSC representatives at any time upon written notice to the other Party.

6.2 JSC Responsibilities. The JSC shall be responsible for: (a) overseeing the implementation of the Product Development Plan; (b) reviewing and approving material changes to development strategy or timelines; (c) reviewing quarterly progress reports; (d) coordinating public communications and investor relations activities; (e) approving any licensing transactions or partnership arrangements for the Product; and (f) resolving operational issues that arise during the Term.

6.3 Meetings. The JSC shall meet at least once per calendar quarter, or more frequently as reasonably requested by either Party. Meetings may be held in person or by videoconference. Each Party shall bear its own costs of participation. A quorum shall consist of at least two (2) representatives in total, with at least one (1) representative from each Party present.

6.4 Decision-Making. Each Party shall have one (1) vote on the JSC, regardless of the number of representatives. Except as set forth below, all decisions of the JSC shall require the unanimous consent of both Parties. Notwithstanding the foregoing, in the event of a deadlock on any matter relating to (i) budget increases or additional funding requirements beyond the amounts specified in this Agreement, (ii) material extensions to development timelines, (iii) commercialization strategy, licensing partner selection, or the terms of any licensing transaction, or (iv) any other matter having a material financial impact on Splash, Splash shall have the tie-breaking vote after good-faith consultation with Lupvindol. For all other deadlocked matters, including regulatory and scientific strategy, the matter shall be escalated to the Chief Executive Officers (or equivalent senior officers) of each Party for resolution within fifteen (15) Business Days. If the deadlock persists after such escalation, the dispute resolution provisions of Article 18 shall apply.

6.5 Day-to-Day Management. Subject to the oversight of the JSC and the reporting and consultation requirements set forth in Article 5: (a) Lupvindol shall have primary responsibility for day-to-day management of all regulatory and scientific activities within the Collaboration, provided that Lupvindol shall not make any material change to the regulatory strategy or Product Development Plan without the prior approval of the JSC; and (b) Splash shall have primary responsibility for day-to-day management of all commercial, financial, and investor relations activities within the Collaboration.

6.6 Records. The JSC shall maintain written minutes of all meetings, including all decisions made and actions assigned. Minutes shall be circulated to all JSC members within ten (10) Business Days of each meeting and shall be deemed approved unless objected to in writing within five (5) Business Days of circulation.

ARTICLE 7 - INTELLECTUAL PROPERTY

7.1 Medical Technology Ownership. Splash shall own all “Medical Technology,” which is defined as all data produced, research activated, studies conducted, results generated, and regulatory submissions prepared in connection with the IVP and the Collaboration, including without limitation all preclinical data, clinical data, study protocols, study reports, regulatory correspondence, and submissions to the FDA. All Medical Technology shall be considered “work made for hire” to the fullest extent permitted by applicable law, and to the extent any Medical Technology does not qualify as work made for hire, Lupvindol hereby irrevocably assigns to Splash all right, title, and interest therein, including all copyrights, and waives any moral rights therein to the extent permitted by law. Splash shall have the exclusive right to use, license, sublicense, and otherwise exploit the Medical Technology in any manner, whether within or outside the Field of Use, subject only to Lupvindol’s limited right of reference set forth in Section 7.2.

7.2 Lupvindol Right of Reference. During the Term only, Lupvindol shall maintain a limited, non-exclusive, non-transferable right to reference the Medical Technology and all data produced pursuant to this Agreement solely for the following purposes: (a) fulfilling its obligations under this Agreement; (b) responding to regulatory inquiries directed to Lupvindol as INAD sponsor; and (c) any other purpose mutually agreed by the Parties in writing. Lupvindol shall not use the Medical Technology for any commercial purpose outside the Collaboration without Splash’s prior written consent. Upon expiration or termination of this Agreement for any reason, Lupvindol’s right of reference under this Section 7.2 shall immediately terminate, except that Lupvindol may retain copies of Medical Technology solely to the extent required by Applicable Law or to respond to regulatory inquiries relating to activities conducted during the Term, provided that such retained copies shall remain subject to the confidentiality obligations of Article 9.

7.3 Background Intellectual Property. Each Party shall retain all right, title, and interest in and to its pre-existing Intellectual Property (“Background IP”) that it owned or controlled prior to the Effective Date or that it develops independently outside the scope of this Agreement. Neither Party grants the other any license or right to its Background IP except as expressly set forth in this Agreement.

7.4 Foreground Intellectual Property. Any Intellectual Property conceived, developed, or reduced to practice jointly by the Parties or solely by Lupvindol during the Term and in the course of performing activities under this Agreement (“Foreground IP”) shall be owned exclusively by Splash. Lupvindol hereby irrevocably assigns, and agrees to assign, to Splash all right, title, and interest in and to any Foreground IP, including all patent rights, copyrights, trade secrets, and other intellectual property rights therein, and waives any moral rights therein to the extent permitted by law. Lupvindol shall, and shall cause its employees, contractors, and agents to, execute all documents and take all actions reasonably requested by Splash to effectuate, perfect, and record such assignment, including assignments of patent applications and patents. Splash shall reimburse Lupvindol’s reasonable out-of-pocket costs incurred in connection with such cooperation.

7.5 License from Splash. Splash hereby grants to Lupvindol a non-exclusive, non-transferable, non-sublicensable, royalty-free license during the Term to use the CannEpil Intellectual Property and the Medical Technology solely within the Field of Use and the Territory, and solely to the extent necessary for Lupvindol to perform its obligations under this Agreement. Lupvindol shall use the licensed Intellectual Property in compliance with all Applicable Laws and consistent with the terms of the License Agreement between Splash and RGT. This license shall terminate automatically upon expiration or termination of this Agreement for any reason. Upon such termination, Lupvindol shall immediately cease all use of the CannEpil Intellectual Property and Medical Technology and shall, at Splash’s election, return or destroy all materials, copies, and embodiments thereof in Lupvindol’s possession or control, and certify such return or destruction in writing within thirty (30) days.

7.6 No Implied Licenses. Except as expressly set forth in this Agreement, neither Party grants the other Party any license, immunity, or other right with respect to any Intellectual Property, whether by implication, estoppel, or otherwise.

7.7 Prosecution and Maintenance. Splash shall have the first right, but not the obligation, to file, prosecute, and maintain any patent applications and patents claiming the Medical Technology or Foreground IP, at Splash’s sole cost and expense. Splash shall keep Lupvindol reasonably informed of the status of any such patent prosecution activities.

ARTICLE 8 - RELATIONSHIP TO LICENSE AGREEMENT

8.1 Acknowledgment. The Parties acknowledge that Splash is the exclusive licensee under the License Agreement between Splash and Argent Biopharma Limited (RGT) dated July 6, 2026, pursuant to which Splash holds an exclusive, royalty-bearing license to develop, commercialize, distribute, and sell CannEpil in the Territory.

8.2 Expansion of Field of Use. Splash represents that it has obtained, or prior to the commencement of any regulatory activities under this Agreement shall obtain, an amendment to the License Agreement expanding the field of use thereunder to include veterinary purposes. Splash further represents that, pursuant to such amendment, the royalty payable to RGT under the License Agreement for the veterinary field of use shall be ten percent (10%) of Net Revenue attributable to veterinary sales (or such other rate as may be negotiated with RGT).

8.3 Sublicense/Access. Lupvindol’s license to access and use the CannEpil Intellectual Property is set forth in Section 7.5 and is subject to obtaining any required consent from RGT pursuant to Section 2.3 of the License Agreement. Splash shall use commercially reasonable efforts to obtain any such required consent from RGT prior to the commencement of regulatory activities under this Agreement. Lupvindol shall not commence any regulatory activities requiring access to or use of the CannEpil Intellectual Property until Splash has confirmed in writing that any required RGT consent has been obtained.

8.4 RGT Royalty Obligations. Splash acknowledges that commercial sales of the Product in the veterinary field of use will trigger royalty obligations to RGT under the License Agreement. Such obligations are solely Splash’s responsibility and shall not reduce or offset any amounts payable to Lupvindol under this Agreement. For clarity, Lupvindol’s royalty under Article 4 is calculated on Net Sales without deduction for any amounts payable to RGT.

8.5 Maintenance of License Agreement. Splash shall use commercially reasonable efforts to maintain the License Agreement in full force and effect during the Term. Splash shall not amend, terminate, or permit the termination of the License Agreement in any manner that would materially adversely affect the rights granted to Lupvindol or the Collaboration under this Agreement, without Lupvindol’s prior written consent; provided, however, that Splash may, without Lupvindol’s consent: (a) amend the License Agreement if such amendment relates solely to matters outside the Field of Use or does not materially adversely affect the rights granted to Lupvindol or the Collaboration under this Agreement; or (b) terminate the License Agreement in accordance with its terms if RGT materially breaches the License Agreement and fails to cure such breach within any applicable cure period. Splash shall notify Lupvindol within fifteen (15) Business Days of becoming aware of any threatened or actual termination of the License Agreement by RGT, any material breach by RGT, or any material amendment to the License Agreement that affects the Field of Use; provided that Splash shall not be required to disclose information that is subject to confidentiality obligations to RGT or that is privileged.

8.6 No Conflict. Nothing in this Agreement is intended to, nor shall it be construed to, conflict with or diminish the rights or obligations of Splash under the License Agreement. In the event of any conflict between this Agreement and the License Agreement, the License Agreement shall control with respect to Splash’s obligations to RGT, and this Agreement shall control with respect to the Parties’ obligations to each other.

ARTICLE 9 - CONFIDENTIALITY

9.1 Definition. “Confidential Information” means all non-public, proprietary, or confidential information disclosed by or on behalf of one Party (the “Disclosing Party”) to the other Party (the “Receiving Party”) in connection with this Agreement, whether disclosed orally, in writing, electronically, or by any other means, including without limitation: (a) technical data, trade secrets, Know-How, formulations, compositions, processes, and manufacturing information; (b) research, development, preclinical, clinical, and regulatory data; (c) business plans, strategies, financial information, pricing, customer lists, and marketing plans; (d) the terms and conditions of this Agreement; (e) all regulatory submissions, correspondence, approvals, and related filings (except to the extent such filings become publicly available through regulatory databases); (f) all information disclosed in connection with the exercise of the licensed rights; and (g) any other information that is marked as “confidential” or “proprietary” at the time of disclosure, or that a reasonable person would understand to be confidential given the nature of the information and the circumstances of disclosure.

9.2 Exclusions. Confidential Information shall not include information that:

(a) is or becomes generally available to the public other than as a result of a breach of this Agreement by the Receiving Party or its Representatives;

(b) was already lawfully known to the Receiving Party prior to disclosure by the Disclosing Party, as demonstrated by competent written records;

(c) is independently developed by the Receiving Party without use of or reference to the Disclosing Party’s Confidential Information, as demonstrated by competent written records; or

(d) is lawfully obtained by the Receiving Party from a third party that is not under an obligation of confidentiality to the Disclosing Party with respect to such information.

9.3 Use Restrictions. The Receiving Party shall: (a) use the Confidential Information solely for the purpose of performing its obligations and exercising its rights under this Agreement; (b) not reproduce any Confidential Information without the Disclosing Party’s prior written consent; (c) not disclose the Confidential Information to any third party except as expressly permitted herein; and (d) protect the Confidential Information using the same degree of care it uses to protect its own most sensitive confidential information, but in no event less than a reasonable standard of care.

9.4 Permitted Disclosures. The Receiving Party may disclose Confidential Information to its directors, officers, employees, agents, consultants, advisors, and legal counsel (“Representatives”) who have a need to know such information for the purposes of this Agreement and who are bound by confidentiality obligations no less restrictive than those set forth herein. The Receiving Party shall be responsible for any breach of this Article 9 by its Representatives. In addition, Splash may disclose Confidential Information to potential investors, acquirers, merger partners, lenders, or licensing partners in connection with bona fide financing, acquisition, merger, or licensing transactions, provided that such recipients are bound by confidentiality obligations no less restrictive than those set forth herein prior to any such disclosure.

9.5 Compelled Disclosure. If the Receiving Party is required by applicable law, regulation, or legal process to disclose any Confidential Information, the Receiving Party shall: (a) provide the Disclosing Party with prompt written notice (to the extent legally permissible) to allow the Disclosing Party to seek a protective order or other appropriate remedy; (b) cooperate with the Disclosing Party’s reasonable efforts to obtain such protective order; and (c) disclose only such portion of the Confidential Information as is legally required. Any Confidential Information so disclosed shall retain its confidential character for all other purposes under this Agreement.

9.6 Securities Law Disclosure. Notwithstanding anything to the contrary in this Article 9, Splash may disclose Confidential Information to the extent required by applicable securities laws, stock exchange rules, or regulations of the U.S. Securities and Exchange Commission, provided that Splash shall use commercially reasonable efforts to obtain confidential treatment for any such disclosure and shall provide Lupvindol with advance notice and an opportunity to review and comment on the proposed disclosure to the extent practicable.

9.7 Return of Confidential Information. Upon termination or expiration of this Agreement, or upon written request by the Disclosing Party, the Receiving Party shall promptly return or destroy all Confidential Information of the Disclosing Party in its possession or control, and shall certify in writing that it has done so. Notwithstanding the foregoing, the Receiving Party may retain one (1) archival copy of the Confidential Information solely for purposes of monitoring compliance with this Agreement and any applicable legal or regulatory requirements, subject to the ongoing confidentiality obligations of this Article 9.

9.8 Survival. The obligations of confidentiality set forth in this Article 9 shall survive the expiration or termination of this Agreement for a period of five (5) years; provided, however, that with respect to any Confidential Information that constitutes a trade secret under applicable law, the obligations of confidentiality shall continue indefinitely for so long as such information remains a trade secret.

9.9 Prior NDA. The Parties have previously executed a Non-Disclosure Agreement between them. This Agreement supersedes such Non-Disclosure Agreement in its entirety with respect to the subject matter hereof. In the event of any conflict between the terms of such Non-Disclosure Agreement and this Agreement, this Agreement shall govern.

9.10 Residuals. Notwithstanding any other provision of this Article 9, each Party and its Representatives shall be free to use for any purpose the Residuals resulting from access to or work with the Confidential Information of the other Party, provided that this right to use Residuals does not represent a license under any patent, copyright, trademark, or other intellectual property right of the Disclosing Party. “Residuals” means information in non-tangible form that is retained in the unaided memories of the Receiving Party’s Representatives who have had access to the Disclosing Party’s Confidential Information, including ideas, concepts, know-how, or techniques contained therein. A Representative’s memory is unaided if the Representative has not intentionally memorized the Confidential Information for the purpose of retaining and subsequently using or disclosing it.

ARTICLE 10 - TERM AND TERMINATION

10.1 Initial Term. Unless terminated sooner pursuant to this Article 10, this Agreement shall commence on the Effective Date and shall expire five (5) years from the Effective Date (the “Initial Term”). Notwithstanding the foregoing, if as of the expiration of the Initial Term (or any Renewal Term) there is an active INAD on file with the FDA and Lupvindol is actively engaged in regulatory activities with the FDA in furtherance of Conditional Approval of the Product, the Term shall automatically extend until the earlier of: (a) the grant of Conditional Approval; (b) the FDA’s final rejection or abandonment of the INAD; or (c) termination of this Agreement pursuant to any other provision of this Agreement.

10.2 Renewal. Following the Initial Term (including any automatic extension pursuant to Section 10.1), this Agreement shall automatically renew for additional successive one (1) year terms (each a “Renewal Term” and together with the Initial Term, the “Term”), unless either Party provides written notice of non-renewal at least ninety (90) days prior to the expiration of the then-current term. For clarity, neither Party may provide notice of non-renewal during any period in which the Term is automatically extended pursuant to Section 10.1.

10.3 Termination by Lupvindol for Cause. Lupvindol shall have the right to terminate this Agreement upon written notice to Splash if Splash materially fails to perform its obligations in accordance with this Agreement (including, without limitation, failure to make any milestone payment when due) and fails to cure such default within thirty (30) days after receipt of written notice from Lupvindol specifying the nature of such default.

10.4 Termination by Splash for Cause. Splash shall have the right to terminate this Agreement upon written notice to Lupvindol if Lupvindol materially fails to perform its obligations in accordance with this Agreement (including, without limitation, failure to maintain the INAD or submit required regulatory filings) and fails to cure such default within thirty (30) days after receipt of written notice from Splash specifying the nature of such default.

10.5 Termination by Either Party. In addition to their respective rights set forth in Sections 10.3 and 10.4, either Party shall have the right to terminate this Agreement under the following circumstances:

(a) By mutual written agreement of the Parties;

(b) By Splash, upon ninety (90) days’ prior written notice to Lupvindol;

(c) In the event that the other Party is declared insolvent or bankrupt by a court of competent jurisdiction, or a voluntary petition of bankruptcy is filed by such other Party, or such other Party makes an assignment for the benefit of creditors, or a receiver or administrator is appointed over all or a substantial portion of the other Party’s assets and such receivership or administration is not dismissed within thirty (30) days of appointment; or

(d) In the event of the issuance of a final order, decree, or other action by any Governmental Authority which restrains, enjoins, or prohibits the development, manufacture, sale, or introduction into interstate commerce of the Product, and such restraint, injunction, or prohibition is not vacated within thirty (30) days thereafter.

(e) By Splash, upon written notice to Lupvindol, if the FDA issues a refuse-to-file letter, complete response letter, or other formal communication indicating that the Product Development Plan is unlikely to result in Conditional Approval without material changes that would require additional investment exceeding the amounts contemplated by this Agreement;

(f) By Splash, upon written notice to Lupvindol, if Lupvindol fails to achieve any milestone set forth in Section 4.1 within twelve (12) months after the target date for such milestone as set forth in the Product Development Plan (as the same may be amended by the JSC), unless such delay is caused by Splash’s failure to perform its obligations hereunder or by circumstances beyond Lupvindol’s reasonable control;

10.6 Survival. The termination or expiration of this Agreement shall be without prejudice to: (a) the rights of any Party to receive all payments to which it is entitled hereunder that accrued prior to the date of such termination or expiration; (b) the rights and remedies of either Party with respect to any prior breach or default; and (c) rights under any provision which expressly or by its nature calls for performance after expiration or termination. Without limiting the foregoing, the following provisions shall survive: Article 1 (Definitions), Article 7 (Intellectual Property), Article 9 (Confidentiality), this Section 10.6, Section 10.7 (Effect of Termination), Article 11 (Representations and Warranties, to the extent of any breach occurring during the Term), Article 12 (Indemnification), Article 13 (Limitation of Liability), Article 15 (Non-Compete and Exclusivity), Article 18 (Dispute Resolution), and Article 20 (Miscellaneous).

10.7 Effect of Termination. Upon termination or expiration of this Agreement:

(a) Each Party shall return or destroy all Confidential Information of the other Party in accordance with Section 9.7;

(b) All licenses granted hereunder shall terminate (except as expressly provided to survive);

(c) All payment obligations that accrued prior to termination shall remain in full force and effect; and

(d) Splash’s obligation to pay Compensation for milestones achieved prior to the effective date of termination shall survive, it being understood that Lupvindol’s performance of development and regulatory services prior to such date is, among other things, the consideration for such Compensation.

(e) Lupvindol shall, for a period of ninety (90) days following the effective date of termination (the “Transition Period”), provide reasonable transition assistance to Splash to enable Splash to continue the development program with another partner or on its own, including without limitation: (i) transferring all regulatory files, correspondence, data, and documentation to Splash or its designee; (ii) facilitating the transfer of the INAD sponsorship to Splash or its designee; (iii) providing reasonable consultation and technical assistance (at Splash’s expense for Lupvindol’s out-of-pocket costs only); and (iv) executing such documents and taking such actions as Splash may reasonably request to effectuate the transfer of the Medical Technology and Foreground IP to Splash. Lupvindol’s obligation to provide transition assistance shall apply regardless of which Party terminates this Agreement and regardless of the reason for termination.

10.8 Termination by Splash for Convenience. If Splash terminates this Agreement pursuant to Section 10.5(b) (without cause), Splash shall pay to Lupvindol all milestone payments that have accrued and remain unpaid as of the effective date of termination. In addition, if Splash terminates for convenience under Section 10.5(b), Splash shall pay to Lupvindol, as a wind-down fee, an amount equal to one hundred percent (100%) of the next milestone payment that has not yet been earned as of the effective date of termination; provided, however, that such wind-down fee shall not include any royalty fees. For the avoidance of doubt, upon any termination by Splash for convenience under Section 10.5(b), Lupvindol shall have no right to exercise any equity election under this Agreement.

10.9 Force Majeure. Neither Party shall be liable to the other for any failure or delay in performing its obligations under this Agreement (other than payment obligations) to the extent that such failure or delay results from a Force Majeure Event. The affected Party’s obligations shall be suspended for the duration of such Force Majeure Event, provided that the affected Party complies with this Section 10.9. The affected Party shall provide written notice to the other Party within ten (10) days of becoming aware of any Force Majeure Event, describing in reasonable detail: (i) the nature of the Force Majeure Event; (ii) its expected duration; (iii) the obligations affected; and (iv) the steps being taken to mitigate its effects. The affected Party shall use commercially reasonable efforts to mitigate the effects of the Force Majeure Event, to resume performance as promptly as practicable, and to provide periodic updates to the other Party regarding the status of the Force Majeure Event and efforts to resume performance. If a Force Majeure Event continues for a period of one hundred eighty (180) consecutive days, either Party may terminate this Agreement upon thirty (30) days’ prior written notice to the other Party, without liability to the terminating Party (other than for payment obligations accrued prior to the effective date of termination).

ARTICLE 11 - REPRESENTATIONS AND WARRANTIES

11.1 Mutual Representations and Warranties. Each Party hereby represents and warrants to the other Party as of the Effective Date that (a) it is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization, and has all requisite corporate power and authority to execute, deliver, and perform this Agreement; (b) the execution, delivery, and performance of this Agreement have been duly authorized by all necessary corporate action, and this Agreement constitutes a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms; (c) the execution, delivery, and performance of this Agreement do not and will not: (i) violate its organizational documents; (ii) conflict with or result in a breach of any agreement, instrument, or obligation to which it is a party or by which it is bound; or (iii) violate any Applicable Law; (d) it has obtained or will obtain all necessary licenses, permits, and approvals required to perform its obligations under this Agreement; (e) it has the requisite experience, qualified personnel, equipment, and facilities to properly perform its obligations under this Agreement; and (f) it is not a party to any agreement that would in any way conflict with, or restrict, its ability to perform its obligations under this Agreement.

11.2 Lupvindol Representations and Warranties. Lupvindol hereby represents and warrants to Splash as of the Effective Date, and shall be deemed to reaffirm as of the date of each milestone payment, that:

(a) Lupvindol has the authority, capability, scientific expertise, and qualified personnel necessary to lead the FDA INAD and Conditional Approval regulatory pathway for the Product;

(b) Lupvindol’s key scientific and regulatory personnel have relevant experience with FDA Center for Veterinary Medicine submissions, INAD applications, and/or cannabinoid-based product development;

(c) Neither Lupvindol nor any of its officers, directors, employees, or agents who will perform services under this Agreement has been debarred under 21 U.S.C. § 335a or any equivalent provision, or is the subject of any pending or threatened debarment proceeding, and neither Lupvindol nor any such person has received any FDA warning letter, Form 483 observation, consent decree, or other regulatory enforcement action that would reasonably be expected to affect Lupvindol’s ability to perform its obligations under this Agreement;

(d) There is no pending or, to Lupvindol’s knowledge, threatened litigation, arbitration, investigation, or proceeding that would reasonably be expected to materially adversely affect Lupvindol’s ability to perform its obligations under this Agreement;

(e) There are no existing agreements, commitments, or obligations of Lupvindol that conflict with or would prevent the full performance of Lupvindol’s obligations under this Agreement;

(f) All scientific, regulatory, and technical data and information provided by Lupvindol to Splash in connection with the negotiation of this Agreement and the Collaboration is accurate and complete, to the best of Lupvindol’s knowledge after reasonable inquiry, in all material respects and does not contain any material misstatements or omissions;

(g) Lupvindol shall conduct all activities under this Agreement in compliance with all Applicable Laws, including all applicable FDA regulations and guidelines, and Lupvindol is currently in compliance with all Applicable Laws material to its ability to perform its obligations hereunder;

(h) Lupvindol’s performance of its obligations under this Agreement will not infringe, misappropriate, or violate any intellectual property rights or other proprietary rights of any third party, and Lupvindol has not received any claim, notice, or threat alleging any such infringement, misappropriation, or violation;

(i) Lupvindol is financially solvent and has, or has reasonable access to, sufficient financial resources to perform its obligations under this Agreement, and there are no facts or circumstances that would reasonably be expected to result in Lupvindol’s insolvency or inability to perform during the Term;

(j) Lupvindol maintains, and shall maintain throughout the Term and for a period of three (3) years following expiration or termination of this Agreement, insurance coverage in accordance with Section 14.1, and shall provide Splash with certificates of insurance upon request; and

(k) Lupvindol’s key scientific and regulatory personnel assigned to perform services under this Agreement are qualified to perform such services and shall remain assigned to the Collaboration throughout the Term unless Lupvindol provides Splash with at least thirty (30) days’ prior written notice of any proposed change and Splash approves a qualified replacement (such approval not to be unreasonably withheld). Lupvindol shall promptly notify Splash if any key personnel becomes unavailable due to circumstances beyond Lupvindol’s control and shall propose a qualified replacement for Splash’s approval.

11.3 Notification of Changes. Lupvindol shall promptly notify Splash in writing if any representation or warranty set forth in Section 11.2 becomes untrue or inaccurate in any material respect during the Term, describing in reasonable detail the nature of such change and the steps Lupvindol is taking to address it.

11.4 Splash Representations and Warranties. Splash hereby represents and warrants to Lupvindol as of the Effective Date that:

(a) Splash has sufficient financial resources and capital to meet its milestone payment and funding obligations under this Agreement as and when they become due;

(b) Splash holds valid rights under the License Agreement, including the right to develop and commercialize CannEpil within the veterinary field of use in the Territory, and the right to provide access to the CannEpil Intellectual Property as contemplated by this Agreement;

(c) Splash has the authority to sublicense or otherwise provide access to the CannEpil Intellectual Property for veterinary purposes as contemplated by this Agreement, and any consents required from RGT have been obtained or will be obtained prior to commencement of regulatory activities;

(d) Splash is a publicly traded corporation listed on the NYSE American (ticker: SBEV) and is in compliance in all material respects with its reporting obligations under the Securities Exchange Act of 1934 and the rules and regulations of the NYSE American;

(e) Since the date of Splash’s most recently filed Form 10-K or 10-Q, there has been no material adverse change in the business, financial condition, operations, or prospects of Splash that would reasonably be expected to impair its ability to perform its obligations under this Agreement; and

(f) To the extent that this Agreement or the Collaboration contemplates the issuance of any securities by Splash (including any equity election by Lupvindol), Splash has or will obtain all necessary corporate authorizations, board approvals, and stockholder approvals required for such issuance.

11.5 Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND, WHETHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, AND EACH PARTY SPECIFICALLY DISCLAIMS ALL IMPLIED WARRANTIES, INCLUDING ANY WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT. NEITHER PARTY WARRANTS THAT REGULATORY APPROVAL WILL BE OBTAINED OR THAT THE PRODUCT WILL BE COMMERCIALLY SUCCESSFUL.

ARTICLE 12 - INDEMNIFICATION

12.1 Indemnification by Splash. Splash agrees to indemnify, defend, and hold harmless Lupvindol and its officers, directors, employees, and agents (collectively, the “Lupvindol Indemnitees”) from and against any and all losses, damages, liabilities, costs, and expenses (including reasonable attorneys’ fees) arising out of or relating to: (a) any material breach by Splash of its representations, warranties, or obligations under this Agreement; (b) the gross negligence or willful misconduct of Splash or its agents in connection with the Collaboration; or (c) any third-party claim arising from Splash’s commercialization, marketing, or sale of the Product, except to the extent such claim arises from Lupvindol’s negligence, willful misconduct, or breach of this Agreement.

12.2 Indemnification by Lupvindol. Lupvindol agrees to indemnify, defend, and hold harmless Splash and its officers, directors, shareholders, employees, independent contractors, affiliates, subsidiaries, representatives, agents, and permitted successors and assigns (collectively, the “Splash Indemnitees”) from and against any and all losses, damages, liabilities, costs, and expenses (including reasonable attorneys’ fees) arising out of or relating to: (a) any breach by Lupvindol of its representations, warranties, or obligations under this Agreement; (b) the gross negligence or willful misconduct of Lupvindol or its agents in connection with the Collaboration; (c) any third-party product liability claim arising from defects in the formulation, design, or manufacturing of the Product to the extent attributable to Lupvindol’s activities; (d) any regulatory non-compliance, data inaccuracy, study protocol failure, or other error or omission in Lupvindol’s regulatory submissions or communications with the FDA; (e) any FDA enforcement action, clinical hold, refuse-to-file, complete response letter, rejection, or material delay caused by Lupvindol’s acts or omissions; (f) any claim arising from Lupvindol’s violation of Applicable Laws in connection with the Collaboration; (g) any third-party claim that Lupvindol’s performance of its obligations under this Agreement infringes, misappropriates, or violates any intellectual property or other proprietary rights of such third party; (h) any breach by Lupvindol of its representations regarding insurance, financial stability, key personnel, or regulatory compliance set forth in Section 11.2; or (i) any breach of the License Agreement caused by Lupvindol’s unauthorized use of the CannEpil Intellectual Property, Lupvindol’s failure to comply with the terms of Section 7.5, or any other act or omission of Lupvindol that results in a claim by RGT against Splash under the License Agreement.

12.3 Indemnification Procedures. A Party seeking indemnification (the “Indemnified Party”) shall: (a) promptly notify the indemnifying Party (the “Indemnifying Party”) in writing of any claim for which indemnification is sought (provided that failure to provide timely notice shall not relieve the Indemnifying Party of its obligations except to the extent actually prejudiced by such delay); (b) grant the Indemnifying Party the right to control the defense and settlement of such claim, using counsel reasonably acceptable to the Indemnified Party; and (c) cooperate with the Indemnifying Party in the defense of such claim at the Indemnifying Party’s expense. The Indemnified Party shall have the right to participate in the defense at its own expense. The Indemnifying Party shall not settle any claim without the Indemnified Party’s prior written consent (not to be unreasonably withheld) if such settlement would impose any liability, obligation, or restriction on the Indemnified Party or would not include an unconditional release of the Indemnified Party.

12.4 Exclusion of Certain Damages. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE, OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES, DIMINUTION IN VALUE, OR LOSS OF BUSINESS OPPORTUNITY ARISING OUT OF OR RELATING TO THIS AGREEMENT, REGARDLESS OF WHETHER SUCH DAMAGES WERE FORESEEABLE AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY THEREOF; PROVIDED, HOWEVER, THAT THIS LIMITATION SHALL NOT APPLY TO: (A) BREACHES OF ARTICLE 9 (CONFIDENTIALITY); (B) A PARTY’S INDEMNIFICATION OBLIGATIONS UNDER THIS ARTICLE 12; (C) FRAUD OR WILLFUL MISCONDUCT; (D) INFRINGEMENT OR MISAPPROPRIATION OF INTELLECTUAL PROPERTY; (E) LUPVINDOL’S BREACH OF ITS REGULATORY OBLIGATIONS UNDER ARTICLE 3, ITS REPRESENTATIONS AND WARRANTIES UNDER SECTION 11.2, ITS INTELLECTUAL PROPERTY OBLIGATIONS UNDER ARTICLE 7, OR ITS OBLIGATIONS WITH RESPECT TO THE LICENSE AGREEMENT UNDER ARTICLE 8; OR (F) LUPVINDOL’S ABANDONMENT OF THE COLLABORATION OR FAILURE TO COMPLETE THE PRODUCT DEVELOPMENT PLAN.

ARTICLE 13 - LIMITATION OF LIABILITY

13.1 Cap on Liability. EXCEPT FOR THE CARVE-OUTS SET FORTH IN SECTION 13.2, THE AGGREGATE LIABILITY OF SPLASH TO LUPVINDOL FOR ALL CLAIMS ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL NOT EXCEED THE TOTAL AMOUNT OF MILESTONE PAYMENTS ACTUALLY PAID BY SPLASH TO LUPVINDOL UNDER THIS AGREEMENT AS OF THE DATE THE CLAIM ARISES. EXCEPT FOR THE CARVE-OUTS SET FORTH IN SECTION 13.2, THE AGGREGATE LIABILITY OF LUPVINDOL TO SPLASH FOR ALL CLAIMS ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL NOT EXCEED TWO TIMES (2X) THE TOTAL AMOUNT OF MILESTONE PAYMENTS ACTUALLY PAID BY SPLASH TO LUPVINDOL UNDER THIS AGREEMENT AS OF THE DATE THE CLAIM ARISES.

13.2 Carve-Outs. The limitation of liability set forth in Section 13.1 shall not apply to: (a) a Party’s indemnification obligations under Article 12; (b) claims arising from Intellectual Property infringement or misappropriation; (c) fraud, negligence, or willful misconduct; (d) breach of confidentiality obligations under Article 9; (e) payment obligations under Article 4; (f) Lupvindol’s obligations with respect to the License Agreement under Article 8; or (g) Lupvindol’s abandonment of the Collaboration or failure to complete the Product Development Plan.

ARTICLE 14 - INSURANCE

14.1 Insurance Requirements. Lupvindol shall obtain and maintain, at its own expense, throughout the Term and for a period of three (3) years following expiration or termination of this Agreement: (a) general commercial liability insurance with coverage amounts of not less than One Million Dollars ($1,000,000) per occurrence and Two Million Dollars ($2,000,000) in the aggregate; (b) professional liability (errors and omissions) insurance with coverage amounts of not less than One Million Dollars ($1,000,000) per occurrence and Two Million Dollars ($2,000,000) in the aggregate; and (c) products liability insurance with coverage amounts of not less than One Million Dollars ($1,000,000) per occurrence and Two Million Dollars ($2,000,000) in the aggregate, which products liability coverage shall be in place no later than commencement of any clinical studies under the Product Development Plan. All such policies shall name Splash and its Affiliates as additional insureds. Splash shall obtain and maintain, at its own expense, insurance coverage appropriate to its obligations under this Agreement, including general commercial liability insurance and, upon commencement of commercial sales, product liability insurance, in each case with coverage amounts consistent with industry standards for similarly situated companies engaged in pharmaceutical/veterinary product development and commercialization.

14.2 Evidence of Insurance. Upon request, each Party shall provide the other Party with certificates of insurance evidencing the coverages required under this Section 14.1.

ARTICLE 15 - NON-COMPETE AND EXCLUSIVITY

15.1 Non-Compete. During the Term and for a period of two (2) years following the expiration or termination of this Agreement, Lupvindol shall not, directly or indirectly (including through any Affiliate), develop, manufacture, market, distribute, sell, or commercialize any pharmaceutical-grade cannabinoid formulation consisting of CBD and THC active ingredients for veterinary applications in companion-animal oncology and chronic pain management, including as an adjunctive or add-on therapy (a “Competing Product”) anywhere in the world without the prior written consent of Splash; provided, however, that this restriction shall not apply to: (a) activities expressly authorized under this Agreement; (b) human pharmaceutical products that are outside the scope of the License Agreement; (c) veterinary cannabinoid products for indications other than companion-animal oncology and chronic pain management; (d) any acquisition by Lupvindol of an entity that derives less than fifteen percent (15%) of its annual revenue from a Competing Product, so long as Lupvindol divests or discontinues such Competing Product within twelve (12) months of closing; or (e) following termination of this Agreement by Lupvindol for Splash’s uncured material breach pursuant to Section 10.3 or by Splash for convenience or without cause pursuant to Section 10.5(b), in which case the post-termination restriction shall not apply to Lupvindol.

15.2 Exclusivity. During the Term, Lupvindol shall work exclusively with Splash with respect to the development and regulatory approval of veterinary products containing both CBD and THC active ingredients for veterinary applications in companion-animal oncology and chronic pain management. Lupvindol shall not engage with any other Person to perform development, regulatory, or commercialization activities for any Competing Product without Splash’s prior written consent. For the avoidance of doubt, Splash may engage other contractors or consultants to support the Collaboration, provided that such engagement does not conflict with Lupvindol’s role as the lead regulatory sponsor under the Product Development Plan.

ARTICLE 16 - CHANGE OF CONTROL

16.1 Notice. Each Party shall provide the other Party with written notice of any anticipated Change of Control no later than thirty (30) days prior to the anticipated closing of such transaction (or, if advance notice is not practicable such as due to confidentiality obligations or applicable securities laws, within five (5) Business Days after the closing thereof).

16.2 Rights Upon Lupvindol Change of Control. Upon a Change of Control of Lupvindol, Splash shall have the right, exercisable within sixty (60) days of receiving written notice of the Change of Control, to either: (a) consent to the continuation of this Agreement with the successor entity, subject to the successor’s written assumption of all of Lupvindol’s obligations hereunder; or (b) terminate this Agreement upon written notice, in which case Lupvindol shall immediately assign all Foreground IP and Medical Technology to Splash upon payment of any accrued and unpaid Compensation, and shall provide reasonable transition assistance for up to ninety (90) days.

16.3 Rights Upon Splash Change of Control. A Change of Control of Splash shall not, by itself, give Lupvindol the right to terminate this Agreement. Lupvindol’s rights and obligations under this Agreement shall continue in full force and effect with respect to any successor to Splash, and all Foreground IP and Medical Technology shall remain the property of Splash (or its successor).

ARTICLE 17 - REGULATORY COMPLIANCE

17.1 General Compliance. Each Party shall conduct its activities under this Agreement in compliance with all Applicable Laws, including all applicable FDA regulations and guidelines, state and federal controlled substance laws, and any other regulatory requirements applicable to the development and commercialization of veterinary pharmaceutical products.

17.2 Anti-Corruption. Each Party represents and warrants that it shall comply with all applicable anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act (15 U.S.C. § 78dd-1 et seq.) and the United Kingdom Bribery Act 2010. Neither Party shall, directly or indirectly, make, offer, promise, or authorize any payment or transfer of value to any government official, political party, or candidate for political office for the purpose of influencing any official act or obtaining any improper advantage in connection with the Collaboration.

17.3 Export Controls and Sanctions. Each Party shall comply with all applicable export control laws, regulations, and economic sanctions programs, including those administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC), the U.S. Department of Commerce’s Bureau of Industry and Security (BIS), and equivalent United Kingdom authorities. Neither Party shall export, re-export, or transfer any Confidential Information, materials, or products in violation of such laws.

17.4 FDA-Specific Compliance. Without limiting the foregoing, Lupvindol shall: (a) maintain the INAD in good standing with the FDA; (b) comply with all FDA requirements regarding investigational new animal drugs, including 21 C.F.R. Part 511; (c) notify Splash in writing within forty-eight (48) hours of receiving or becoming aware of any FDA inspection, warning letter, Form 483, clinical hold, refuse-to-file letter, complete response letter, import alert, or other regulatory action, inquiry, or correspondence related to the Product or that could reasonably be expected to affect the regulatory status of the Product; and (d) not take any action that would jeopardize the regulatory status of the Product without Splash’s prior written consent.

17.5 Debarment. Lupvindol represents and warrants that neither it nor any of its officers, directors, employees, or agents who will perform services under this Agreement: (a) has been debarred, excluded, or suspended from participation in any federal or state healthcare program; (b) has been debarred under 21 U.S.C. § 335a or any similar state law; (c) is the subject of any pending or threatened investigation or proceeding that could result in such debarment, exclusion, or suspension; or (d) has been convicted of a crime for which a person can be debarred under applicable law. Lupvindol shall notify Splash immediately upon becoming aware of any such debarment, exclusion, suspension, or pending investigation affecting Lupvindol or any of its personnel performing services hereunder.

17.6 Regulatory Audit Rights. Splash shall have the right, at its own expense and upon at least fifteen (15) Business Days’ prior written notice, to audit and inspect Lupvindol’s facilities, records, and documentation related to regulatory compliance under this Agreement, including records related to the INAD, study protocols, FDA correspondence, and quality systems, no more than once per calendar year, during normal business hours. Lupvindol shall cooperate fully with any such audit and shall promptly address any deficiencies identified by Splash. Notwithstanding the foregoing frequency limitation, Splash may conduct additional audits for cause if Splash reasonably believes that Lupvindol is not in compliance with its regulatory obligations hereunder or if required by the FDA or other regulatory authority. All audit information shall be treated as Confidential Information of Lupvindol and may only be used to verify regulatory compliance under this Agreement.

17.7 Remediation. If Lupvindol receives any FDA warning letter, Form 483, or other notice of regulatory non-compliance related to the Product, Lupvindol shall, within fifteen (15) Business Days, provide Splash with a written corrective action plan describing the steps Lupvindol will take to remediate the identified deficiencies. Lupvindol shall implement such corrective action plan promptly and keep Splash informed of its progress until all deficiencies have been resolved to the FDA’s satisfaction.

17.8 Splash Step-In Rights. If Lupvindol fails to maintain the INAD in good standing, fails to respond to FDA communications within required timeframes, or otherwise materially fails to perform its regulatory obligations under this Agreement, and such failure continues for ten (10) Business Days after written notice from Splash, Splash shall have the right (but not the obligation) to step in and assume direct responsibility for regulatory communications with the FDA with respect to the Product. Upon Splash’s exercise of such step-in right, Lupvindol shall: (a) promptly transfer to Splash all regulatory files, correspondence, data, and submissions related to the Product; (b) cooperate fully with Splash and the FDA to effectuate the transfer of regulatory sponsorship; (c) execute any documents reasonably required to transfer ownership or sponsorship of the INAD to Splash; and (d) continue to provide reasonable assistance to Splash for a period of up to ninety (90) days following such transfer.

ARTICLE 18 - DISPUTE RESOLUTION

18.1 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice-of-law or conflict-of-law rules or provisions that would cause the application of the laws of any other jurisdiction.

18.2 Escalation. In the event of any dispute, controversy, or claim arising out of or relating to this Agreement (a “Dispute”), the Parties shall first attempt to resolve such Dispute through good-faith negotiation between their respective senior officers. Either Party may initiate such negotiation by delivering written notice to the other Party describing the Dispute in reasonable detail. The Parties shall have thirty (30) days from the date of such notice to resolve the Dispute through negotiation.

18.3 Binding Arbitration. If the Parties are unable to resolve a Dispute through negotiation within the thirty (30) day period set forth in Section 18.2, such Dispute shall be finally and exclusively resolved by confidential binding arbitration in New York, New York before one (1) arbitrator selected in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the “AAA Rules”). The arbitrator shall have significant experience in pharmaceutical, biotechnology, or life sciences matters, and preferably experience with FDA regulatory processes. The arbitration shall be conducted in English and in accordance with the AAA Rules then in effect. The arbitrator shall have the authority to award any remedy or relief available under applicable law, including injunctive relief and specific performance. The arbitrator’s decision shall be final and binding, and judgment upon the award may be entered in any court having jurisdiction thereof.

18.4 Attorneys’ Fees. In any arbitration, litigation, or other legal proceeding arising out of or relating to this Agreement, the prevailing Party shall be entitled to recover from the non-prevailing Party its reasonable attorneys’ fees, costs, and expenses (including expert fees and the costs of the arbitrator), in addition to any other relief to which it may be entitled.

18.5 Injunctive Relief. Notwithstanding the foregoing, either Party may seek temporary or preliminary injunctive relief in any court of competent jurisdiction to prevent irreparable harm pending the outcome of arbitration, without the necessity of posting any bond or security.

18.6 Confidentiality of Proceedings. All arbitration proceedings, submissions, evidence, and awards shall be treated as Confidential Information of both Parties, subject to the exceptions set forth in Section 9.2 and any disclosure required by Applicable Law (including securities laws applicable to Splash).

18.7 Continued Performance. Pending the resolution of any Dispute, Lupvindol shall continue to perform its obligations under this Agreement, including its regulatory and development obligations under Articles 3 and 5, unless and until this Agreement is terminated in accordance with its terms; provided, however, that if the Dispute relates to Splash’s failure to make undisputed payments due under Article 4, Lupvindol may suspend performance upon thirty (30) days’ written notice to Splash if such payment default remains uncured. For the avoidance of doubt, any suspension of performance by Lupvindol shall not relieve Lupvindol of its obligation to maintain the INAD in good standing and to preserve the regulatory status of the Product.

ARTICLE 19 - PUBLIC ANNOUNCEMENTS AND SECURITIES DISCLOSURES

19.1 Public Company Acknowledgment. Lupvindol acknowledges that Splash is a publicly traded company listed on the NYSE American (ticker: SBEV) and is subject to disclosure obligations under the Securities Exchange Act of 1934, the rules and regulations of the U.S. Securities and Exchange Commission, and the listing standards of the NYSE American.

19.2 Securities Law Disclosures. Splash may be required to disclose the existence, terms, or progress of this Agreement and the Collaboration in its periodic reports (Forms 10-K, 10-Q, and 8-K), proxy statements, registration statements, or other filings with the U.S. Securities and Exchange Commission, or in response to stock exchange inquiries. Splash shall use commercially reasonable efforts to provide Lupvindol with advance notice of any such disclosure and an opportunity to review and comment thereon, but Lupvindol acknowledges that the timing and content of securities law disclosures is ultimately determined by Splash and its legal counsel.

19.3 Coordinated Announcements. The Parties intend to issue coordinated public announcements upon the achievement of program milestones, including without limitation the opening of the INAD, study readouts, submission filings, FDA meetings, and Conditional Approval status updates. The content and timing of such announcements shall be mutually agreed by the Parties through the JSC.

19.4 Restrictions on Announcements. Neither Party shall issue any press release, public statement, or social media post regarding the existence, value, terms, or progress of this Agreement or the Collaboration without the prior written approval of the other Party as to content and timing, such approval not to be unreasonably withheld or delayed; provided, however, that this restriction shall not apply to disclosures required by Applicable Law, applicable securities regulations, or stock exchange rules, in which case the disclosing Party shall provide the other Party with as much advance notice as is practicable.

19.5 Insider Trading. Lupvindol acknowledges that information regarding the Collaboration and the progress of regulatory activities may constitute material non-public information with respect to Splash’s securities. Lupvindol agrees, and shall cause its officers, directors, employees, and agents to agree, not to trade in Splash’s securities while in possession of material non-public information obtained in connection with this Agreement, in accordance with applicable securities laws.

ARTICLE 20 - MISCELLANEOUS

20.1 Amendments. No amendment, modification, or supplement to this Agreement shall be binding unless it is in writing and signed by an authorized representative of each Party. This Agreement and any exhibits or schedules hereto represent the entire understanding of the Parties with respect to the subject matter hereof and supersede all prior negotiations, representations, and agreements relating to such subject matter.

20.2 Notices. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed duly given: (a) when delivered personally; (b) one (1) Business Day after being sent by nationally recognized overnight courier; (c) upon confirmed receipt when sent by email; or (d) three (3) Business Days after being mailed by certified mail, return receipt requested, postage prepaid. All notices shall be addressed as follows:

If to Splash:

Splash Beverage Group, Inc.

1314 East Las Olas Boulevard, Suite 221

Fort Lauderdale, Florida 33301

Attn: Brady J. Cobb, Interim Chief Executive Officer

Email:____________________

If to Lupvindol:

Lupvindol Biosciences Inc.

_____________________

Attn: Hunter Land, PhD, Chief Executive Officer

Email: ______________

or such other address as a Party may designate by notice given in accordance with this Section.

20.3 Waiver of Breach. No waiver by either Party of any breach of any covenant or condition herein contained, or the failure of either Party to exercise any right or remedy in respect of any such breach, shall be construed as a waiver of any succeeding breach of the same or any other covenant or condition, or as a waiver of any right or remedy in respect of any subsequent breach.

20.4 Assignment. Lupvindol shall not assign, delegate, or transfer its rights or obligations under this Agreement, in whole or in part, without the prior written consent of Splash, which consent may be withheld in Splash’s sole discretion; provided, however, that Lupvindol may assign this Agreement without consent to a successor in connection with a merger, acquisition, or sale of all or substantially all of Lupvindol’s assets, subject to Article 16 (Change of Control), so long as the assignee assumes all obligations under this Agreement in writing and demonstrates, to Splash’s reasonable satisfaction, that it has the financial resources and regulatory capabilities to perform Lupvindol’s obligations hereunder. Splash may assign this Agreement without consent to an Affiliate or to a successor in connection with a merger, acquisition, or sale of all or substantially all of Splash’s assets, so long as the assignee assumes all obligations under this Agreement in writing. Any purported assignment in violation of this Section shall be void and of no effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

20.5 Severability. If any provision of this Agreement is held to be invalid, illegal, or unenforceable by a court of competent jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein. The Parties shall negotiate in good faith to replace any such provision with a valid, legal, and enforceable provision that achieves, to the greatest extent possible, the economic, business, and other purposes of the original provision.

20.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Execution and delivery of this Agreement by electronic signature (including DocuSign or similar platforms) or by PDF shall be deemed effective as original signatures.

20.7 Relationship of the Parties. The Parties are independent contractors collaborating solely for the purposes of this Agreement. Nothing in this Agreement shall be construed to create a general partnership, joint venture, employment relationship, agency relationship, or any other relationship between the Parties other than as collaborating parties as expressly set forth herein. Neither Party is an agent or employee of the other Party, and neither Party is authorized to act on behalf of the other Party or to bind the other Party to any obligation, except as expressly set forth in this Agreement. Neither Party shall represent or hold itself out as having any authority to act as the agent of the other Party.

20.8 No Third-Party Beneficiaries. This Agreement is entered into solely for the benefit of the Parties and their respective permitted successors and assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit, or remedy of any nature.

20.9 Entire Agreement. This Agreement, together with any exhibits or schedules attached hereto, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations, and discussions, whether oral or written, between the Parties with respect to such subject matter, including without limitation the Non-Disclosure Agreement previously executed between the Parties.

20.10 Further Assurances. Each Party shall execute and deliver such additional documents, instruments, and agreements, and take such further actions, as may be reasonably necessary or appropriate to effectuate the purposes and intent of this Agreement.

20.11 Expenses. Except as otherwise expressly provided in this Agreement, each Party shall bear its own costs and expenses incurred in connection with the negotiation, preparation, execution, and performance of this Agreement.

20.12 Construction. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted. The headings in this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Development and Collaboration Agreement as of the Effective Date first written above.

SPLASH BEVERAGE GROUP, INC.		LUPVINDOL UK LIMITED

By:	/s/ Brady Cobb	By:	/s/ Hunter Land, PhD
Name:	Brady J. Cobb	Name:	Hunter Land, PhD
Title:	Interim Chief Executive Officer	Title:	Chief Executive Officer